Paul E. Thomas, President Direct 416.728.6997 Email paul.thomas@skkynet.com

March 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Jaime G. John, Staff Accountant

Re:	Skkynet Cloud Systems, Inc. Form 8-K filed March 4, 2013 File No. 000-54747

Dear Mr. John,

This letter is a point by point response to your letter of comments dated March 8, 2013 to Form 8-K of Skkynet Cloud Systems, Inc. (“Skkynet” or the “Company”) filed with the Securities and Exchange Commission on March 4, 2013. The item numbers below correspond to the item numbers in your comment letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
Please amend your Form 8-K to specifically state whether Hood & Associates, CPAs, P.C. (Hood) resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

REPLY: The Company has revised Form 8-K to state that Hood was dismissed.

2.
Please amend your Form 8-K to state whether the reports issued by Hood for either of the past two years (October 31, 2012 and 2011) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as described in Item 304(a)(1)(ii) of Regulation S-K. Ensure that your disclosure continues to address the uncertainty related to your ability to continue as a going concern.

REPLY: The Company has revised Form 8-K to additionally state that there were no disagreements, or adverse opinions, disclaimer of opinions, qualifications or modifications on the reports issued by Hood for either of the past two years (October 31, 2012 and 2011) and subsequent interim period through March 1, 2013 (as defined in Item 304 of Regulation S-K) with Hood.

Skkynet Cloud Systems · 20 Bay St · Suite 1100 · Toronto · ON · M5J 2N8 · 1.888.628.2028 · F.1.888.705.5366 · skkynet.com

3.
Please amend your Form 8-K to state whether the decision to change accountants was approved by either the board of directors or an audit or similar committee of the board of directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

REPLY: The Company has revised Form 8-K to state that the dismissal of Hood and the engagement of MaloneBailey LLP were done with approval of the Board of Directors.

4.
We note that your disclosure regarding disagreements with Hood does not specify a time frame.  Please amend the Form 8-K to disclose whether there were any disagreements as described in Item 304(a)(1)(iv) of Regulation S-K with Hood during the two most recent fiscal years and subsequent interim period through the date when they resigned, were dismissed or declined to stand for re-election.

REPLY: As per Comment #2, the Company has revised Form 8-K to specify a time frame including the past two years (October 31, 2012 and 2011) and subsequent interim period through March 1, 2013.

5.
We note your disclosure regarding the engagement of MaloneBailey LLP (MaloneBailey) addresses consultations during the most recent fiscal year end and the interim periods preceding the engagement. Please amend your Form 8-K to disclose whether there were any consultations with MaloneBailey during the two most recent fiscal years and subsequent interim period through the date they were engaged. Refer to Item 304(a)(2) of Regulation S-K.

REPLY: The Company has revised Form 8-K to state that there were no consultations with MaloneBailey during the Company’s two most recent fiscal years ended (October 31, 2012 and 2011), the interim period (January 31, 2013), and through March 1, 2013 preceding the engagement of MaloneBailey.

6.	In your amended Form 8-K, include an Exhibit 16 letter from Hood referencing the amended Form 8-K.

REPLY: The Company is awaiting a letter from Hood referencing the amended Form 8-K, and it will revise the amended Form 8-K to include Exhibit 16 upon its receipt from Hood.

The Company acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions regarding the Company’s enclosures to the undersigned at (888) 628-2028 or by e-mail to paul.thomas@skkynet.com.  Thank you.

Yours very truly,

SKKYNET CLOUD SYSTEMS, INC.

By:
Paul E. Thomas, President
cc:	Via e-mail Andrew S. Thomas Lowell Holden